EXHIBIT 20

                          NEWS RELEASE

     RACINE, Wis., July 17, 1995 - Modine Manufacturing Company has completed the acquisition of Signet Systems, effective at the close of business July 31. The cash purchase from The Equion Corporation was valued at approximately $54 million, net of the assumption of certain liabilities by Modine.

     A total of 418 Signet employees are located at its main plant in Harrodsburg, Ky., and at a sales and engineering office in Detroit, Mich. Signet is a full-service supplier of climate-control systems and components to the automotive, truck, and off-highway vehicle markets both in North America and Europe.

     Modine announced a letter of intent for the acquisition on April 24 and signed a definitive agreement on June 2.

     Modine Manufacturing Company is an independent, worldwide leader in heat-transfer technology, serving vehicular, industrial, commercial, and building markets.


                               -0-